UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

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 FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-09100

Gottschalks Inc.
NYSE Arca, Inc. (formerly the Pacific Exchange)
 (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and or registered)

7 River Park Place East, Fresno, California 93720, (559) 434-4800
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock
 (Description of class of securities)

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Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration from the Exchange.(1)

☒  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d(2)-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

 Pursuant to the requirements of the Securities Exchange Act of 1934, Gottschalks Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date:	November 27, 2006	By: /s/ J. Gregory Ambro
J. Gregory Ambro
Chief Administrative and Financial Officer

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 (1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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